[Public Storage Letterhead]

June 30, 2006

BY FACSIMILE 202-772-9210

Joshua Forgione

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.W.

Washington, District of Columbia 20549

Dear Mr. Forgione:

Following our discussions Public Storage, Inc. (“PSI”) would like to supplementally provide you with a further articulation of PSI’s responses to the comment of the Staff of the Division of Corporation Finance that was set forth in your letter dated June 21, 2006 regarding PSI’s Annual Report on Form 10-K.

As indicated in our letter dated June 23, 2006, in November 1995, PSI acquired PSMI (referred to hereinafter as the “1995 Acquisition”) whose assets principally included interests in various affiliated entities and management contracts that entitled PSI to manage approximately 563 self-storage facilities owned by the affiliated entities. In addition, as a result of the 1995 Acquisition, PSI became self-administered.

Approximately $165 million of the purchase price was allocated to the management contracts, the only identifiable intangible asset acquired. The management contracts provide that PSI would be entitled to a fee equal to 6% of the gross revenues generated at each managed facility in exchange for providing certain property management services.

PSI assigned a 25 year life to this intangible asset, which represented that cash flows associated with the management of the underlying 563 self-storage facilities. The 25 year life was used, as articulated in our prior letter, based on a number of factors. The most important of these follows: (a) PSI’s management expertise, and (b) the brand name, “Public Storage”, enhances the value of the underlying properties since Public Storage is the most recognizable name in the storage industry, and is the largest owner & manager of self-storage units in the United States.

The subsequent acquisition of the underlying affiliated and managed properties locked in the cash flows to PSI from the management contracts.

By purchasing the management contracts in a separate transaction from the acquisition of the underlying self-storage facilities, PSI essentially divided the cash flows from the properties into two streams. One stream is the cash flow representing 6% of revenues, less expenses; and the remaining cash flows from the 94% of revenues, less operating costs of the properties.

When PSI subsequently acquired the underlying properties, it essentially put back together the two cash flow streams inherent in the ownership of the self-storage properties into a single cash

Joshua Forgione

June 30, 2006

Page Two

flow stream. When this transaction was completed, there was no diminishment of the cash flow streams, but rather, an exchange took place whereby PSI exchanged its management contract right and cash for the right to 100% of the cash flows from the self-storage unit. Therefore, upon completion of the purchase of the remaining 94% of the cash flows, PSI should have allocated the cost of the management contract acquired in the 1995 Acquisition to the cost of the property. This would be in line with applying the guidance pursuant to APB 29 “Accounting for Nonmonetary Transactions”.

Subsequent to this allocation, it would then be appropriate to measure for impairment the total cost of the property (cost of the management contract, plus the cost of the remaining 94% of cash flows as discussed above), against 100% of the cash flows which are generated by the property as self-managed by PSI.

Said in another way, the cash flows from the management contracts are separable from the property and therefore represented a separable asset when acquired. Once the underlying property was also acquired, there was no longer a separable asset, but rather it became part of the property in the exchange transaction discussed above. There was not an impairment of the management contract asset, rather it took on a different form as part of the property.

You have asked that we also support our position by reference to the applicable GAAP literature. We reference you to FASB Concepts Statement No. 6 which defines as asset as:

(par. 25) “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

(par 26) “An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.

Further more, FASB concepts statement No. 6 indicates that:

(par. 33) “Once acquired, an asset continues as an asset of the entity until the entity collects it, transfers it to another entity, or uses it up, or some other event or circumstance destroys the future benefit or removes the entity’s ability to obtain it.”

The intangible asset created by the acquisition of the management contracts in the 1995 Acquisition met the definition of an asset as articulated in Par. 25 and 26 of FASB Concepts

Joshua Forgione

June 30, 2006

Page Three

Statement No. 6 at the time of the acquisition as it represented the economic benefits of the cash flows from the management contracts, and the asset continues as an asset, as discussed in Par. 33, albeit in another form, as part of the underlying property.

As some of property acquisitions involved the Purchase Method, pursuant to APB 16 “ Business Combinations” par. 67 (a) An asset acquired by exchanging cash or other assets is recorded at cost – that is, at the amount of cash disbursed or the fair value of other assets distributed. In our case, when viewed from the consolidated entity, the asset that was “distributed” was the relinquishment of our rights pursuant to management contract entitling PSI to the 6% of gross revenues, that when coupled with the cash paid, gave the entity rights to 100% of the cash flows from the property. This result is not unlike a step acquisition, where the purchase of the controlling interest transforms a one–line cost method or equity method investment into a full consolidation of the underlying assets and liabilities of the acquired entity with the purchase price based on the amounts paid at each step in the series of transactions. In this instance PSI had an interest in the cash flows underlying the value of the property through its rights under the management contract and obtained the remaining interests in the cash flows through purchasing the property itself, which in consolidation reflects these interests as one in the property.

Conclusion:

As indicated in our previous correspondence with the Staff we believe that the carrying value of the management contracts should be reclassified to property, and our amortization/depreciation adjusted prospectively. The national office of Ernst & Young has been consulted on these issue and is in agreement with PSI’s conclusions.

Very truly yours,

/s/ John Reyes
John Reyes
Senior Vice President and
Chief Financial Officer